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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------

                                AMENDMENT NO. 6
                                      TO
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934
                           ------------------------
                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)
                           ------------------------
                    Common Stock, Par Value $1.00 Per Share
            (including the associated Common Stock Purchase Rights)
                        (Title of Class of Securities)
                           ------------------------

                                   872534102
                     (CUSIP Number of Class of Securities)
                           ------------------------
                             Robert A. Dowdy, Esq.
                       Vice President & General Counsel
                             Weyerhaeuser Company
                           33663 Weyerhaeuser Way S.
                             Federal Way, WA 98003

           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                           ------------------------

                                   Copy To:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                           ------------------------


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          Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), and
WTJ, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on November 30, 1999, as amended by Amendments Nos. 1, 2, 3, 4 and 5, filed with the Commission on December 1, 1999, December 9, 1999, December 15, 1999, December 23, 1999 and December 28, 1999, respectively, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock and ESOP Convertible Preferred Stock (the "Offer") of TJ International, Inc., a Delaware corporation (the "Company").Company.

Item 10.  Additional Information.

          The Offer expired, as scheduled, at 8:00 p.m., New York City time, on January 5, 2000. On January 6, 2000, Weyerhaeuser issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

          (a)(12)   Text of Press Release, dated January 6, 2000


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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2000

                                    WTJ, INC.

                                    By Sandy D. McDade
                                       ---------------------------
                                       Name:  Sandy D. McDade
                                       Title: Secretary

                                    WEYERHAEUSER COMPANY

                                    By Robert A. Dowdy
                                       ---------------------------
                                       Name:  Robert A. Dowdy
                                       Title: Vice President & General Counsel


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                                                                             4

                                 EXHIBIT INDEX

Exhibit Number                     Exhibit Name                     Page Number
--------------                     ------------                     -----------

(a) (12)                     Text of Press Release, dated                 5
                                    January 6, 2000


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